SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Follow-up disclosure of a public filing released on October 21, 2016, relating to the nuclear power plant in Barakah.

On December 20, 2018, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to invest an additional US$380 million in Barakah One Company, a special purpose company established to build and operate a nuclear power plant in Barakah.

With the additional investment, KEPCO’s total capital investment amount in Barakah One Company is expected to be US$1.28 billion. KEPCO’s equity interest in the project is expected to remain unchanged at 18%.

The total cost of the construction and operation of the Barakah nuclear power plant is expected to be approximately US$29.5 billion, and the operational period of the Barakah nuclear power plant is expected to be 60 years from 2025 to 2085. Actual capital contribution of US$1.28 billion is currently scheduled to be made in September 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Baek, Woo-Ki
Name:	Baek, Woo-Ki
Title:	Head of Finance & IR Team

Date: December 21, 2018